SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

08 March 2022
 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 08 March 2022 re: Director/PDMR Shareholding

LLOYDS BANKING GROUP PLC ('GROUP') - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES ('PDMRs') IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ('SHARES')

The Group announces that the awards described below were made on 4 March 2022 and that the release of awards described below occurred on 7 March 2022.

This announcement should be read in conjunction with the disclosures in the 2021 Annual Report and Accounts published on 24 February 2022. The 2021 Annual Report and Accounts is available on the 'Financial downloads' page in the 'Investors' section of the Group's website www.lloydsbankinggroup.com.

2021 Group Performance Share Awards
In line with requirements of the PRA Rulebook and FCA Remuneration Code, a maximum of 40 per cent of any variable remuneration awarded to Executive Directors and other members of the Group Executive Committee will be paid in 2022 (subject to applicable holding requirements), with the remaining 60 per cent required to be deferred.

Therefore for the Executive Directors and Group Executive Committee 40 per cent of the 2021 Group Performance Share awards is delivered upfront, half of which is delivered as an immediately vested Share award, with Shares subject to a holding period until March 2023, and with the other half paid in cash (with £2,000 paid in March and the balance paid in June 2022).  The remaining 60 per cent of the award is deferred, half into a deferred Share award and half into a deferred cash award.  Of the 60 per cent of the award deferred, 40 per cent of the award vests in 2023 and 20 per cent of the award vests in 2024 (subject to any longer deferrals required by the applicable remuneration codes).

Name	Number of Shares Awarded in March 2022(1)	Net number of Shares Vested immediately (subject to a one year holding period)(2)
Charlie Nunn	370,691	78,586
William Chalmers	749,173	158,824
Dave Gledhill	128,107	29,720
Antonio Lorenzo	490,118	103,904
Vim Maru	512,616	108,674
David Oldfield	490,118	103,904
Janet Pope	267,078	56,619
Stephen Shelley	427,377	90,603
Andrew Walton	303,476	64,336

1 Based on a Share price of 47.027 pence, being the average of the closing Share price of the five trading days prior to the date of award. This is the maximum number of Shares under award, which will be subject to income tax and national insurance contributions on vesting.
2 Net number, after settlement of income tax and national insurance contributions, vesting immediately, then subject to a one year holding period.

Long Term Share Plan - 2022 awards
Awards for the 2021 performance period were made on 4 March 2022 under the rules of the Long Term Share Plan. The Long Term Share Plan is subject to underpin thresholds applicable for the first three years from grant, with vesting spread between the third and seventh anniversary of the award for Executive Directors, PDMRs and other senior colleagues in line with regulatory requirements.  No awards vest earlier than the third anniversary.

Name	Maximum number of Shares awarded(1)(2)	Expected value(3)
Charlie Nunn	3,588,364	£1,687,500
William Chalmers	2,586,292	£1,216,256
Dave Gledhill	1,912,775	£899,521
Antonio Lorenzo	2,095,377	£985,393
Vim Maru	2,095,377	£985,393
David Oldfield	2,095,377	£985,393
Janet Pope	1,189,520	£559,396
Stephen Shelley	1,912,775	£899,521
Andrew Walton	1,220,043	£573,750

1	Based on a share price of 47.027 pence, which is determined by the average of the closing share price of the five trading days prior to the date of award.
2	The awards will be subject to the delivery of underpins over three years ending 31 December 2024.
3
The values for the Long Term Share Plan awards are shown at full value and before deduction of income tax and NIC. The actual vesting value is subject to the delivery of the underpins and the share price at the date of vesting.

Release of the Deferred Group Performance Share Awards
Deferred Group Performance Share Awards were released on 7 March 2022 which related to performance in 2019.

In accordance with the Group's deferral policy, subject to any longer deferral required by regulatory requirements, for the 2019 awards Shares subject to deferral are released over a period of two years in March of each year.  50 per cent of the gross number of Shares subject to the 2019 Group Performance Share Award are subject to a holding period on release ending March 2023.

In this respect, the Group announces that on 7 March 2022, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received (for no payment) the number of Shares as set out by their name.

Name	2019 GPS No holding period	2019 GPS Subject to holding period
William Chalmers	20,964	20,966
Antonio Lorenzo	18,192	18,192
Vim Maru	22,128	22,130
Janet Pope	12,441	12,442
Stephen Shelley	16,321	16,322
Andrew Walton	16,908	16,910

In addition, a tranche of a Deferred Group Performance Share Award which related to performance in 2017 held by Antonio Lorenzo was also released on 7 March 2022, in respect of, after settlement of income tax and national insurance contributions, 15,753 Shares.

Release of Group Ownership Share Awards
The Exec GOS awards which related to performance in 2017 and 2018 were also partially released on 7 March 2022.  In respect of the portion of these awards that were released, the Group announces that on 7 March 2022, after the settlement of income tax and national insurance contributions, the PDMRs listed in the table below received (for no payment) the number of Shares as set out by their name.

Executive Directors and Material Risk Takers (as identified at the time of the award) are required to retain any Shares vesting under the 2018 Exec GOS awards during a holding period of 12 months, and the Shares received on vesting of the third tranche of the 2017 Exec GOS are subject to a six month holding period.

Name	2017 Exec GOS1,2 Third Tranche	2018 Exec GOS1 Second Tranche
Antonio Lorenzo	199,451	134,287
Vim Maru	148,518	128,349
David Oldfield	181,573	134,287
Janet Pope	36,971	61,110
Stephen Shelley	69,835	82,599

In addition, a portion of the Exec GOS which related to performance in 20191 held by Andrew Walton was also released on 7 March 2022, in respect of, after settlement of income tax and national insurance contributions, 74,733 Shares. These shares are subject to a two year holding period.

1         As previously disclosed, the 2017 Exec GOS vested as to performance at 49.7%, the 2018 Exec GOS vested as to performance at 33.75% and the 2019 Exec GOS vested as to performance at 41.8%.
2           Including Shares in respect of dividend equivalents.

Exercise of options to acquire Shares
William Chalmers acquired 686,085 Shares, following the exercise of a share buy out award (for nil consideration) on 7 March 2022. The details of the share buy out award were announced in June 2019 at the time of the award. William Chalmers retained all the Shares apart from 322,702 Shares which were sold at a price of 41.825 pence per Share to meet income tax and National Insurance Contributions.

ENQUIRIES:

Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Media Relations
Email: matt.smith@lloydsbanking.com
+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Charlie Nunn
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	370,691

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	78,586

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	3,588,364

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	William Chalmers
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	749,173

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	158,824

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	2,586,292

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share (GPS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	41,930

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Acquisition of Shares following the exercise of a share award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	686,085

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Disposal of Shares acquired following the exercise of a share award to meet income tax and NICs due.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.41825	322,702

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Dave Gledhill
2	Reason for the notification
a)	Position/status	Group Chief Operating Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	128,107

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	29,720

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,912,775

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Antonio Lorenzo
2	Reason for the notification
a)	Position/status	Chief Executive, Scottish Widows and Group Director, Insurance and Wealth
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	490,118

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	103,904

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	2,095,377

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2017 and 2019 Deferred Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	Deferred Bonus Plan (2017)	GBP00.0000	15,753
	Deferred Bonus Plan (2019)	GBP00.0000	36,384

d)	Aggregated information - Aggregated volume - Price	52,137 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	199,451
	2018 GOS	GBP00.0000	134,287

d)	Aggregated information - Aggregated volume - Price	333,738 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Vim Maru
2	Reason for the notification
a)	Position/status	Group Director, Retail
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	512,616

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	108,674

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	2,095,377

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share (GPS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	44,258

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	148,518
	2018 GOS	GBP00.0000	128,349

d)	Aggregated information - Aggregated volume - Price	276,867 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	David Oldfield
2	Reason for the notification
a)	Position/status	Group Director, Commercial Banking
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	490,118

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	103,904

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	2,095,377

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	181,573
	2018 GOS	GBP00.0000	134,287

d)	Aggregated information - Aggregated volume - Price	315,860 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Janet Pope
2	Reason for the notification
a)	Position/status	Chief of Staff and Group Director, Responsible Business & Inclusion
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	267,078

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	56,619

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,189,520

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share (GPS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	24,883

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	36,971
	2018 GOS	GBP00.0000	61,110

d)	Aggregated information - Aggregated volume - Price	98,081 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Stephen Shelley
2	Reason for the notification
a)	Position/status	Chief Risk Officer
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	427,377

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	90,603

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,912,775

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share (GPS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	32,643

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2017 GOS	GBP00.0000	69,835
	2018 GOS	GBP00.0000	82,599

d)	Aggregated information - Aggregated volume - Price	152,434 GBP00.0000
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andrew Walton
2	Reason for the notification
a)	Position/status	Group Corporate Affairs Director
b)	Initial notification / Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under the 2021 Group Performance Share Award.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	303,476

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2021 Group Performance Share Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	64,336

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Award of Shares under Long Term Share Plan - 2022 awards.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	1,220,043

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-04
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of the 2019 Deferred Group Performance Share (GPS) Award on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		GBP00.0000	33,818

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction	Shares acquired in respect of the vesting of 2019 Group Ownership Share (GOS) Award(s) on a net of income tax and national insurance contributions (NICs) basis.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
	2019 GOS	GBP00.0000	74,733

d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	2022-03-07
f)	Place of the transaction	Outside a trading venue

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 08 March 2022